THOMAS C. PRITCHARD, PC

800 Bering Dr., Suite 201

Houston, TX 77057

June 20, 2018

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncolix, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed April 18, 2018 File No. 333-223827

Dear Gentlemen:

This letter sets forth the responses of Oncolix, Inc., a Florida corporation (the “Company,” “Oncolix” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2018 concerning the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-223827) filed with the Commission on April 18, 2018 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In filing this response letter, we have contemporaneously filed a second amended Registration Statement including our responses to your comments (the “Second Amended Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Risks Related to Our Financial Position and Capital Needs

The terms of the Convertible Notes will restrict our operating flexibility, page 9

1.	We note your response to our prior comment 1. Please explain what you mean by your statement that in connection with new financings, “the Convertible Notes may also be restructured.” In addition, as previously requested, please describe the situations in which you may offer additional inducements for conversion of the Convertible Notes or payment of interest in equity in lieu of cash. We also note that the May 1, 2018 interest and principal payments were extended to May 30, 2018 in connection with the waiver of an event of default. Please tell us if the Convertible Notes were amended in any other manner in connection with this amendment and waiver.

RESPONSE:

The terms of the June 2018 financing are incorporated throughout the document as described in the “Explanatory Note” on the second page of the registration statement.

In August 2017, the Company issued convertible notes in the principal amount of $4,190,463, convertible at a rate of $.0545 per share (“August 2017 Notes”), and warrants to purchase 59,072,837 shares of Company Common Stock at an exercise price of $0.09 per share (“August 2017 Warrants”).

Securities and Exchange Commission

June 20, 2018

In June 2018, the Company issued convertible notes in the principal amount of $1,217,293, convertible at a rate of $0.03 per share (“June 2018 Notes”), and warrants to purchase 49,520,548 shares of Company Common Stock, at an exercise price of $0.036 per share (“June 2018 Warrants”).

This June 2018 financing resulted in automatic anti-dilution adjustments to the outstanding August 2017 Notes and August 2017 Warrants, pursuant to the terms of the August 2017 transaction documents, reducing (i) the conversion price of the August 2017 Notes to $0.03 per share and (ii) the exercise price of the August 2017 Warrants to $0.03 per share for the purchase of up to 176,418,511 shares of Company Common Stock. Additionally, the August 2017 Note terms regarding principal and interest payment provisions were extended to be identical to the terms of the June 2018 Notes and the principal amount was increased by 30%, in consideration of waiving events of default and extending payment terms of the August 2017 Notes.

Accordingly, as of June 1, 2018, (i) all of the Company convertible notes issued and outstanding with respect to the two financings are substantially identical and reflect principal obligations of $6,664,895, with up to 254,618,074 shares of Company Common Stock issuable upon conversion of such principal amount and accrued interest (throughout the registration statement, unless otherwise specified therein, the August 2017 Notes and June 2018 Notes are collectively referred to as “Convertible Notes”) and (ii) all of the five-year warrants issued and outstanding in connection with the two financings are substantially identical with exercise prices of $0.03 per share (for the August 2017 Warrants) and $0.036 per share (for the June 2018 Warrants), for the purchase of up to an aggregate of 225,939,059 shares of common stock upon exercise thereof, and expiring in August 2022 and June 2023, respectively (throughout the registration statement, unless otherwise specified therein, the August 2017 Warrants and June 2018 Warrants are collectively referred to as “Warrants”).

This pre-effective amendment to the registration statement reflects the recent financing and incorporates quarterly financial statements for the period ended March 31, 2018.

If you have any questions, please do not hesitate to reach me at (713) 209-2911.

Regards,

/s/ Thomas C. Pritchard
Thomas C. Pritchard